UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Criimi Mae, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

950241109

(CUSIP Number)

Aaron A. Grunfeld, Esq.
Resch Polster Alpert & Berger LLP
10390 Santa Monica Blvd., 4th Floor
Los Angeles, California  90025
(310) 277-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 950 2411 09
1.

Names of Reporting Persons.
Lyle Weisman

2.
Check the Appropriate Box if a Member of a Group (a) [ X ]
(b) [ ]

3.

SEC Use Only

4.

Source of Funds
PF, OO

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.
Citizenship or Place of Organization
United States

7.

Sole Voting Power 216,000

8.

Shared Voting Power

9.

Sole Dispositive Power 216,000

10.

Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person 216,000

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.
Percent of Class Represented by Amount in Row (11)
Approximately 1.6 % based upon 13,936,168 shares reported outstanding at May 7, 2002

14.

Type of Reporting Person IN

CUSIP No. 950 2411 09
1.

Names of Reporting Persons.
Asher Gottesman

2.
Check the Appropriate Box if a Member of a Group (a) [ X ]
(b) [ ]

3.

SEC Use Only

4.

Source of Funds
PF, OO

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.
Citizenship or Place of Organization
United States

7.

Sole Voting Power 200,400

8.

Shared Voting Power

9.

Sole Dispositive Power 200,400

10.

Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person 200,400

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.
Percent of Class Represented by Amount in Row (11)
Approximately 1.4 % based upon 13,936,168 shares reported outstanding at May 7, 2002

14.

Type of Reporting Person IN

CUSIP No. 950 2411 09
1.

Names of Reporting Persons.
Len Fisch

2.
Check the Appropriate Box if a Member of a Group (a) [ X ]
(b) [ ]

3.

SEC Use Only

4.

Source of Funds
PF, OO

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.
Citizenship or Place of Organization
United States

7.

Sole Voting Power 270,000

8.

Shared Voting Power

9.

Sole Dispositive Power 270,000

10.

Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person 270,000

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.
Percent of Class Represented by Amount in Row (11)
Approximately 1.9 % based upon 13,936,168 shares reported outstanding at May 7, 2002

14.

Type of Reporting Person IN

Item 1. Name of Issuer.

This amendment to Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock") of CRIIMI MAE Inc., a Maryland corporation (the "Company"). The Company’s principal executive offices are located at 11200 Rockville Pike, Rockville, Maryland, 20852.

Item 2. Identity and Background.

This Amendment Number 1 is filed on behalf of Lyle Weisman, Asher Gottesman and Len Fisch (collectively the "Reporting Persons").
For purposes of Sections 13(d) and 13(g) of the  Securities Act of 1933, as amended, the Reporting Persons  may have  been deemed to be a group who acquired beneficial ownership of equity securities of the Company. Reference is made to Schedule 13D as filed by the
 Reporting Persons on May 13, 2002.

The following persons comprise the Reporting Persons:
(a) Lyle Weisman (b) 14001 Ventura Boulevard, Los Angeles, California 91423 (c) Real Estate Investor, Self Employed (d) During the last five  years, Mr. Weisman has not been convicted in a criminal proceeding. (e) During the last five years, Mr. Weisman has not been a party to a civil  proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any  violation with respect to such laws. (f) United States.

(a) Asher Gottesman (b) 14001 Ventura Boulevard, Los Angeles, California 91423 (c) Real Estate Investor, Self Employed (d) During the last five years, Mr. Gottesman has not been convicted in a criminal proceeding. (e) During the last five years, Mr. Gottesman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (f) United States.
(a) Len Fisch (b) 922 Santee Street, Los Angeles, California 90015 (c) Real Estate Development and Management (d) During the last five years, Mr. Fisch has not been convicted in a criminal proceeding. (e) During the last five years, Mr. Fisch has not been a party to a civil proceeding of a  judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect  to such laws. (f) United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons incorporate by reference statements set forth in Item 3 of Schedule 13D filed May 13, 2002.

Item 4. Purpose of Transaction.

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 13, 2002, as amended by this Amendment.

On May 8, 2002 the Reporting Persons forwarded to William B. Dockser, Chairman of the Board of the Company, a letter indicating the willingness of the Reporting Persons to purchase all of the issued and outstanding shares of common stock of the Company at $7.00 per
 share.That letter outlined a transaction which the Reporting Persons  amicably proposed for consideration by the Board.  See also Item
 6. below.

The Company subsequently announced that the offer was inadequate and not in the best interest of shareholders.  By letter to William B.

Dockser dated July 26, 2002, counsel to the Reporting Persons confirmed that they "have disbanded as a group for purposes of delivering a proposal to the board of directors to purchase all of the issued and outstanding shares of common stock of CMM." See Exhibit B attached hereto.  As individuals, none of the Reporting Persons is an owner of as much as 5% of any class of equity securities of the Company.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons incorporate by reference statements set forth in Item 5 of Schedule 13D filed May 13, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships

On May 8, 2002 counsel for the Reporting Persons sent a letter to William Dockser, Chairman and Chief Executive Officer of the Company.
In that letter the Reporting Persons indicated their willingness to acquire all of the issued and outstanding shares of Common Stock of the
 Company at $7.00 per share subject to approval of the Board that when presented the offer would be fair to shareholders, to due diligence and  to the execution of a definitive agreement. The Reporting Persons also indicated their willingness place a good faith deposit of
$1,000,000 with a mutually acceptable escrow holder upon execution a definitive agreement. The Reporting Persons requested a response to their letter by 5:30 p.m. Los Angeles time on May 15, 2002. See Exhibit B attached to Schedule 13D filed May 13, 2002.

The Company subsequently announced that the  offer was inadequate and not in the best interest of shareholders.  By letter to William B.

Dockser dated July 26, 2002, counsel to the Reporting Persons confirmed that they "have disbanded as a group for  purposes of delivering a

proposal to the board of directors to purchase all of the issued and outstanding shares of common stock of CMM."   The letter to William B.

Dockser also noted that each of Lyle Weisman, Asher Gottesman and Len Fisch will continue to make his own investment decisions as to holding, acquiring or disposing of securities of the Company and that each also reserves the right collectively or with others to present new proposals to the board.  See Exhibit B attached  hereto.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Joint Filing Agreement among the Reporting Persons

Exhibit B – Letter to William B. Dockser, Chairman of the Board, dated July 26, 2002

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2002

/s/ Lyle Weisman

Lyle Weisman

Date: July 30, 2002

/s/ Asher Gottesman

Asher Gottesman

Date: July 30, 2002

/s/ Len Fisch

Len Fisch

EXHIBIT A

Joint Filing Agreement

Each of the undersigned hereby agrees to file jointly the statement on Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d (2) (f) promulgated under the Securities Exchange
 Act of 1934, as amended.  It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.  It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Date: May 13, 2002

     /s/ Lyle Weisman
          Lyle Weisman

     /s/ Asher Gottesman
          Asher Gottesman

     /s/ Len Fisch
          Len Fisch

EXHIBIT B

July 26, 2002

BY FEDEX

William B. Dockser

Chairman of the Board

Criimi Mae Inc.

11200 Rockville Pike

Rockville, Maryland 20852

Re: Criimi Mae Inc.("CMM")

Dear Mr. Dockser:

In view of CMM'S announcement that "the $7.00 per share offer received on May 8, 2002 [from my clients] is inadequate and not in the best interest of the shareholders", Lyle Weisman, Asher Gottesman and Len Fisch have asked me to confirm that they have disbanded as a group for purposes of delivering a proposal to the board of directors to purchase all of the issued and outstanding shares of common stock of CMM.

As shareholders they are naturally reassured that management has been and remains "committed to maximizing shareholder value since CRIIMI MAE was founded in 1989" and they look forward to announcements which CMM and Friedman Billings Ramsey will have on achieving this objective in the near future. Each of Lyle Weisman, Asher Gottesman and Len Fisch will continue to make his own investment decisions as to holding, acquiring or disposing CMM securities but each, of course, also reserves the right collectively or with others to present new proposals to the board.

Should CMM wish to entertain a transaction in the future which would allow others to acquire all or substantially all of the company as an avenue of increasing returns to shareholders, I hope you will consider giving each of my clients the opportunity to structure and present an offer which the board will find suitable. Thank you.

Very truly yours,

Aaron A. Grunfeld

cc:	Lyle Weisman Len Fisch Asher Gottesman